U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

AMENDMENT NO. 1 TO GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS
ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERISTAR NETWORK, INC.
(Name of Small Business Issuer in its charter)

Delaware                                       84-1370942
----------------------------------
-----------------------------
(State or other jurisdiction of                I.R.S. Employer
incorporation or organization)                 Identification
No.)

321 North Mall Dr.
St. George, UT                                  84790
----------------------------------
-----------------------------
(Address of principal executive offices)       (Zip Code)

Issuer's telephone number, including area code 530-677-3233
----------------------------------
-----------------------------

Securities to be registered under Section 12(g) of the Act:

Title of each class                            Name of each
exchange on which
                                               to be so
registered each class
                                               is to be
registered

None                                           N/A
----------------------------------
-----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------------------------------------------
------------
(Title of class)


KENNETH G. EADE
Attorney at Law
143 South B Street
Oxnard, CA 93030
805-487-0403

July 12, 1999


United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Goldie B. Walker

Re: Ameristar Network, Inc.
      Registration Statement on Form 10-SB
      File No. 0-26157
      Filed May 21, 1999

Dear Ms. Walker:

Enclosed herewith is the registrant's amendment to its Form 10SB, which it filed on May 21, 1999. The amendment contains the audited financial statements of the company as of March 31, 1999, which, we have agreed, will resolve your comments of May 25, 1999. Please be advised that the Company has been placed on the OTC Bulletin Board's eligibility list for August 2, 1999. You have indicated that the amendment will be given priority in review, so, if any comments are made, they may be acted upon before July 30, 1999. Thank you for your cooperation in this matter.

Very truly yours,

/S/ Kenneth G. Eade
KENNETH G. EADE
cc: O. Russell Crandall










Item 1.         Description of Business

Business Development
Ameristar Network, Inc. (the "Company"), a Delaware Corporation, was incorporated on September 23, 1996. The Company is engaged in the business of developing its proprietary Internet system, AmeriTrac, for processing, loan approval, and loan delivery of mortgage loans. The Company's mailing address is 321 North Mall Drive, suite O-102, St. George, Utah 84790, and the telephone number of its principal executive office is (435) 656-3677 - (800) 810-7687.

In General

The Company will equip mortgage brokers with a encrypted password protected Internet site which will feature underwriters and lenders, and an Internet site for pre-qualifying potential home buyers, and the "point of sale" origination of mortgage loans. The Company is also in the development of a nationwide network of real estate sales associates.
The Internet system will provide mortgage loan professionals and the real estate sales associate with the tools and training necessary to start the loan application using the propriety Internet system. The Company has recently signed a Software Licensing Purchase Agreement with Mortgage Internet Technologies which will provide the AmeriTrac System with the necessary technologies.

This System will enable mortgage brokers and real estate sales associates to prepare and submit loan applications for clients. The concept of "point of sale" loan origination has been promoted and supported by the National Association of Realtors for several years. The management of the Company believes that real estate sales associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective last year. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan.

The Services

In General

The residential mortgage industry accounts for annual transactions of approximately one trillion dollars in the United States. The National Association of Realtors reports that membership in the residential mortgage
industry is approximately one million.   The mortgage lending industry is
extremely competitive with a significant portion of the market share being controlled by relatively few participants. This dominance of large national mortgage companies is the reason that there is a need for smaller mortgage brokers to participate in the real estate transaction at the time of the actual sale. This is referred to as the "point of sale" real estate transaction. The technology allows the real estate sales associate to participate in the process without extensive mortgage training or experience.


The AmeriTrac process enables the real estate sales associate to participate in the point of sale application process and be compensated for it. This is accomplished by utilization of the Company's proprietary loan origination Internet system, mortgage loan sourcing, advertising, support services, and the nationwide network of mortgage brokers which the Company is developing. As a result, AmeriStar Mortgage Brokers will capture a growing share of the mortgage loan origination market.

The Company markets its proprietary Internet and Internet software technologies to the mortgage broker and real estate industries. To accomplish these goals, the Company intends further develop and implement this system that allows real estate professionals and others to electronically evaluate buyer data, to pre-qualify buyers for a mortgage loan, to input and compile a loan application and information packet and transmit that application to a mortgage broker for processing, and then to one of several AmeriStar approved lenders on the Internet system for approval; and to monitor the progress of the loan.

The Company solicits mortgage brokers and loan officers who are equipped with the necessary electronic tools, computers, fax machines, modems, telephone systems, copiers, printers, software processing programs, and qualified loan specialists, processors and other staff management to meet the demand of the marketplace. The Company uses the Internet, it's Proprietary Internet system, E-Mail, and modem transmission to enable the transfer of information from one system to another. This enables the transmission of loan applications, credit reports, appraisals, mortgage insurance, title insurance, housing insurance, and all other real estate documentation.

Description of Technology

The AmeriTrac Wholesale Lender System

An intricate and very necessary part of the process of mortgage loan delivery is the lender interaction with the investor, known within the mortgage lending industry as the "wholesaler." Each day the wholesaler will fax rate sheets to the mortgage broker, which rate sheets are used to price loan products. The wholesaler competes with other wholesalers for the business of the broker.
The
broker commits to a loan product and rate by "locking" their customer with a specific wholesaler. This process will be done online within the Wholesale Lender Center (WLC) by the AmeriTrac system, which will save the wholesaler time and money. The WLC is an area that is built into the Business Development Center
(BDC). By entering the BDC, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions, their rate sheets, loan programs and lock sheets. The Company operates an Internet Web site at www.ameristarnetwork.com.

The Virtual Lender (tm)

To the mortgage professional, the Internet requires a certain level of commitment to Online technology, including site construction, education, administrative, process and a basic understanding of how they will need to react to business procured by the Internet. The Virtual Lender (tm), developed by Mortgage Internet Technologies, Inc., and exclusively licensed to the Company for wholesale mortgage lending within the territory of the United States, Mexico and Canada, was designed to answer these concerns and has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars. Wholesale customers of the Company may access the wholesale network center" in the business developmentcenter of Mortgage Internet Technologies, Inc.'s
Internet Web Site at www.vlender.com. AmeriStar Network Inc. has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage brokers on their system all of which will have access to the Wholesale Lender System.

The Company and Mortgage Internet Technolgoies, Inc. have entered into a non-exclusive letter of intent, whereby the Company intends to acquire 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. The completion of the transaction was announced in May, 1999 by the Board of Directors of both corporations, but will not be officially completed until the Company completes the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders. The company and its Board of Directors intend to proceed with the closing of the transaction as soon as capital is available, but there can be no assurance that the Company will be able to obtain said capital.

Patents

The Company holds no patents for its service-related software. However, the Company's software is proprietary and is protected by United States Copyright law.

Raw Materials and Principal Suppliers and Vendors

There are no raw materials used in the Company's services, and no vendors of any components are required.

Competition

Today there are several mortgage Internet development sites, but none of the companies offer Online Mortgage Services affordable and realistic to rapidly and efficiently integrate into an existing marketing and business plan, that improves the bottom line. The concept of "point of sale" loan origination has been promoted and supported by the real estate industry for several years. The management of the Company believes that real estate associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement
Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective last year. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan. The real estate sales associate will play critical role on the Virtual LenderTM system. None of the competition integrates all of the services into one package.

There are numerous computer loan origination systems available on the market today. Most of the national franchised real estate operations are considering or have entering into relationships to provide in house lending. Almost all in-house lending operations involve an arrangement between the mortgage broker or mortgage banker and the real estate broker/owner. Real estate sales associates are typically not compensated. Company's concept of including real estate sales associates in the income stream will give the Company an edge on the competition.





Marketing

AmeriStar will market its AmeriTrac , online mortgage services, loan origination and sourcing system direct to mortgage brokers and to real estate brokers and their sales associates. The Company will also market its services through real estate and mortgage industry trade shows, direct mail, print media advertising, and through the Internet. The Company officially unveiled the AmeriTrac wholesale lender network to the national lending community at the Net 99 national Mortgage Conference held in Chicago in June, 1999.

Employees

The Company presently employs one employee, the President and founder of the Company.

Item 2.  Management's Discussion and Analysis of Plan of
Operations


Plan of Operations

The Company is engaged in the business of providing an Internet Wholesale Lending Network, offering mortgage lending professionals the capability to originate real estate loans online, as well as to provide a lender directory and consumer resource for online lenders and a national retail loan referral network, which is currently under development. The Company has financed its operations to date through the sale of its securities. See Item
10 - "Recent Sales of Unregistered Securities."

The Company's plan of operations over the next 12 months includes the promotion to the wholesale mortgage lender community of its AmeriTrac wholesale lender network. The Company officially unveiled the system to the national lending community at the Net 99 National Mortgage Conference to be held in Chicago in June, 1999.

The Company plans to complete its acquisition of 100% of the issued and outstanding stock of Access Business Capital/AmeriStar Mortgage, a Delaware Corporation, with whom it signed a letter of intent on March 17, 1999, in exchange for 250,000 shares of company common stock. Access Business Capital is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. Access Business Capital will operate as a wholly owned Company subsidiary.

The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., for 5,500,000 shares of company common stock. This acquisition provides the Company with the exclusive license of CVS "Y2K fix" for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq,Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues.

On May 13, 1999, the Company announced the completion of its acquisition of 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., (MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. However, the company's announcement was premature, as the acquisition will not be consummated until MIT's shareholders approve the acquisition, which will not take place until the company has satisfied all of its cash payment requirements called for under the letter of intent and acquisition agreement. The Company intends to proceed with the closing of the acquisition agreement, but there can be no assurance that the Company will be able to obtain the remainder of the capital required to do so. The Company has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage brokers on their system all of which will have access to the Wholesale Lender System. The Virtual Lender System has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

The Company also plans to consummate its acquisition of all of the assets and 49% of the issued and outstanding common stock of Government Micro Resources, Inc. (GMR). GMR is engaged in the business of providing information technolgies to the public and private sector, and a manufacturer of specialized main frame computers.

Patents

The Company holds no patents for its service-related software.
However, the Company's software is proprietary and is protected by United States copyright law.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant.

The Company has recently acquired CVS Technologies, and had previously entered into an agreement with CVS to provide the Company with the exclusive license within the North American Mortgage Industry, of CVS "Y2K fix" for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq,Dell,
IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues. See Item 2 - Management's Discussion and Analysis and Plan of Operations.

Item 3.  Description of Property

The Company leases professional offices from Mortgage Internet Technologies, Inc. on a month-to-month basis. The Company has the proprietary rights to its web site, www.ameristar.com, and an exclusive license for utilization of the Virtual Lender (tm) system for wholesale lending services to its customers. The Company has recently acquired Mortgage Internet Technologies,
Inc., the owner of the virtual lender system. See Item 2 - Management's Discussion and Analysis and Plan of Operations.


Item 4.  Securities Ownership of Certain Beneficial Owners and
Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address              Number of Shares
Percentage Owned
----------------              ----------------
----------------
O. Russell Crandall
Family Trust(1)                 625,000                30.96%
Bryan Richmond(2)               200,000                  9.9%
Shirman Milliner(2)        225,000                 11.1%
Mary C. Milliner(2)        300,000                14.86%
Bill Means(2)              225,000                 11.1%
David R. Werner(3)
Officers and Directors
as a Group                      625,000                30.96%

----------
(1) O. Russell Crandall, Jr. is the President and Director of the
Company.  His current holdings are now 3,325,000 shares of common stock.
(2) These individuals are former officers and directors of the Company, who are no longer affiliated with the Company.
(3) David R. Werner is a director of the Company, and the President and Chief Executive Officer of Mortgage Internet Technologies, Inc. As of December 31, 1998, he held no shares of Company common stock. He now holds 280,000 shares.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons

The Executive Officers of the Company, and their ages, are as follows:

Name                     Age            Position
----                     ---            --------

O. Russell Crandall           54             President, Director,
CFO
                                        Secretary

David R. Werner               29             Director


O. Russell Crandall, Jr. Mr. Crandall is the founder of AmeriStar Network, Inc.,and current CEO and Director of the Company. From August of 1994 to June of 1996, Mr. Crandall was the Executive Vice President and Secretary/Treasurer of CompuLoan Financial Services Group, a Salt Lake City mortgage broker and computer loan origination company, and was responsible for development of the software system and organization and management. He developed participating mortgage lender lists in excess of 65 lenders, and was responsible for RESPA compliance. During his tenure, he managed a staff of over 30 employees in loan processing, loan origination and loan closing. From June of 1992 to May of 1993, Mr. Crandall was a loan specialist with Commonwealth United Mortgage, Interwest Mortgage Services. From April of 1988 to June of 1992, Mr. Crandall provided sales and consulting services in the real estate development and sales industries. He attended Boise State College from 1964 through 1967 and holds a Real Estate Certification with the State of Utah. David R. Werner. Mr. Werner is a Director of the Company. Since 1996, he has been the Chief Executive Officer of Mortgage Internet Technologies, Inc., an Internet services company specializing in automated turnkey solutions for the mortgage banker and broker. Mr. Werner has been a speaker for various mortgage symposiums on how technology is changing the mortgage industry and the role of the loan originator.
 Mortgage Internet Technolgoies, Inc. Has been featured in print publications including "Mortgage Technology Magazine", "1999 Guide to Mortgage Industry Resources on the Net," "Loan Originator Magazine," and "Broker Magazine." From 1995 through 1996, Mr. Werner was a loan officer for Home One Mortgage, specilizing in investment properties. From 1991 thorugh 1993, he served as real estate agent/broker for Prime Realty Group (REMAX).


Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended December 31, 1998.
No salaries are being paid at the present time. The salaries of executive officers for the fiscal year ended 1998 are accruing and owed by the Company. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

Annual Compensation
-------------------

Name and Position        Salary         Bonus Annual   Deferred
Salary

O.Russell Crandall, Jr.  $30,000        -0-            -0-


Item 7.  Certain Relationships and Related Transactions

There have been no transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.  Legal Proceedings

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.


Item 9.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

The Company's Common Stock has been listed on the OTC Bulletin
Board under the symbol "AMWK" since December, 1998. From inception of trading through December 31, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of December 31, 1998, there were 84 record holders of the Company's Common Stock. As of March 31, 1999, there were 71 shareholders of record of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.



The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

        Period Reported                     Average High Bid
Average Low
Bid

        Quarter ended December 31, 1998     2
1

       Quarter ended March 31, 1999        3
1
Item 10.  Recent Sales of Unregistered Securities

Since its inception, the Company has sold unregistered securities in a Regulation D, Rule 504 exempt offering, which was commenced on June 1, 1997. The offering closed March 26, 1999, and resulted in the sale of 176,589 shares, gross offering proceeds of $88,713, and services valued at $25,000.


Item 11. Description of Securities

Common Stock

The Company is authorized to issue 90,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 2,018,886 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12.  Indemnification of Directors and Officers

Delaware Statutes

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative(other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumpt on that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees)actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
(a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under subsections (a) and (b) of this section(unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituentcorporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (I) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

      (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

       (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation

The Company's Certificate of Incorporation provides that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers who, at the request of the Board of Directors of the Company may serve, or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock, or which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such person in connection with the defense or settlement of any claim, action , suit, or proceeding in which they, or any of them, by reason of being or having been directors or officers of the Company, or such other corporation, except in relation to matters as to which any such director or officer of the Company, or such other corporation, or former director or officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duties. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" in Exhibit 3.3).



Item 13. Financial Statements

Report of Independent Certified Public Accountant
Financial Statements
Balance Sheets
Statement of Loss and Accumulated Deficit
Statements of Stockholder's Equity
Statements of Cash Flows
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR
To the Shareholders and Board of Directors
AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR
NETWORK, INC. (A Development Stage Company) as of December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
The financial statements of AMERISTAR NETWORK, INC. (A
Development Stage Company) as at December 31, 1997 and 1996 were audited by other auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) at December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.
Oxnard, California
April 28, 1999
Ameristar Network, Inc.
(A Development Stage Company)
Balance Sheet

As of December 31, 1998, 1997 and 1996       1998          1997
    1996
                 :
ASSETS
Current Assets
  Cash in Banks                         $      332     $       4
 $   9,677
  Note Receivable                            2,265             -
         -
  Total Current Assets                       2,597             4
     9,677

Property & Equipment:
  Furniture & Equipment                      2,523          2,523
  Less: Accumulate Depreciation              ( 895)       (
418)
    Total Fixed Assets                       1,628          2,105

Other Assets:
 Software distribution rights               144,854           301
       346
 Organization costs                             636           871
     1,106
    Total Other Assets                      145,490         3,281
    11,129

TOTAL ASSETS                              $ 149,715         3,281
    11,129

Liabilities & Stockholders' Equity
Current Liabilities:
  Accounts payable                        $   3,680           922
       254
  Accrued interest payable                      417           470
       148
  Accrued Salaries                        $  15,000             -
         -
  Short term notes payable                 10,000      11,550
   5,000
 Contract payable                           140,000
-           -

    Total Current Liabilities               169,097        12,942
     5,402

Stockholders' Equity:
  Common stocks , $.001 par value
  Authorized shares - 90,000,000
  Issued and outstanding shares
  2,018,866 shares, 2,006,500 shares
  and 1,575,000 shares, respectively        2,019         2,006
    1,575
                                                 30             9
  Paid in capital                            42,663        17,944
      4,950
  Deficit accumulated during the
  development stage                          ( 64,064)     (
29,611)       ( 798)
      Total Stockholders' Equity             19,382         3,281
      5,727
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                     $  149,715      $  3,281
   $ 11,129

See Notes to Consolidated Financial Statements

Ameristar Network, Inc.
(A Development Stage Company)
Statement of Operations


As of December 31, 1998, 1997 and 1996
                                            December 31,
December 31    to
December 31
                                               1998
1997
1996

Sales:                                      $     -     $
-        $
    -


Operating Expenses:
  Amortization                                    5,507
280
      73
  Professional fees                               3,880
10,887
     -0-
  Interest expense                                1,071
1,804
       148
  Telephone                                       1,834
944
     -0-
  Depreciation                                      693
418
     -0-
  Salaries and wages                             15,000
-0-
     -0-
  General and administrative expenses             3,936
8,283
     432
  Travel                                          2,547
6,197
     145

    Total Expenses                             $   34,468     $
28,813
 $       798

Net loss                                       $ ( 34,468)    $ (
28,813)
   $   ( 798)

Other Income
  Interest income                                    15
 15
       -

    Total Other Income (Expenses)                    15
15
     -

Net loss                                       ( 64,064)      (
28,813)
  ( 798)

Earnings(loss) per share                         $(0.02)
$(0.02)
  $(0.00)

See Notes to Financial Statements

Ameristar Network, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity



              Deficit


              Accumulated
                                Number        Common     Common

Additional
             During the
                                of Shares     Stock at   Stock
  Paid-in-
Subscriptions  Development
                                Outstanding   Par Value
Subscribed  Capital
Receivable     Stage      Total

Balance at
September 23, 1996 (inception)

Net loss for the period ended December 31, 1998
     -
              (798)               $ -          $  -

Stocks issued for organization
costs at $.001 per share        1,175,000       $1,175       $
-


Stocks issued for cash at
$.10 per share                50,000              50
$ 4,950

Stocks issued for marketing
rights at                    350,000       350          $

Balance at December 31, 1996    1,575,000         1,575
   4,950
             (798)

Net loss for the period ended
December 31, 1997
(28,813)



Stocks issued for professional
fees at $.001 per share           95,000               95

Shares issued for cash at $.001
per share                     330,000            330

Shares issued for cash at $2.00
Per share                     6,500              6

Balance at December 31, 1997   2,006,500            2,006


Net Loss for the period
ended December 31, 1998
     ( 28,813)


Stocks issued for cash
at $2.00 per share            6,550                7
12,994


Stocks issued for debt
satisfaction at $2.00 per share    5,816               6



Balance at December 31, 1998    2,018,866         2,019
  42,663
(64,064)

See Notes to Financial Statements


Ameristar Network, Inc.
(A Development Stage Company)
Statements of Cash Flows


September 6,
For the period September 23, 1996 (inception) to December 31,
1998
1996(inception)
                                            December 31,
December 31    to
December 31
                                               1998
1997
1996

CASH FLOWS FROM OPERATING ACTIVITIES

  Net Loss                                  $ ( 34,453)    $  (
28,813)
$
 ( 798)

Adjustments To
Reconcile Net Loss
To net cash provided
by operating activities:
  Depreciation & amortization                    6,971
698
     73
  Services paid by stocks                            -
 95
      -
  Increase in accounts receivable                2,265
  -
       -
   Increase (decrease) in accounts payable       2,758
 668
    254
  Increase (decrease) in accrued expenses       14,605
 322
    148
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES                                 $(  7,854)      $(
27,030)
   (323)
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment      $     -
(2,523)
    -
  Acquisition of software                    $ (150,000)
-
    -
NET CASH PROVIDED (USED) BY
INVESTING ACTIVITIES                         $ (150,000)
(2,523)
  (51,924)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in Notes payable                        9,000
6,550
    -
 Increase in contract payable                 150,000
-
    -
 Payments of notes and contract payable       (25,550)       -
    -
  Proceeds from issuance of common stock         24,732
13,330
    5,000

NET CASH PROVIDED
BY FINANCING ACTIVITIES                         158,182
19,880
   10,000

INCREASE (DECREASE) IN CASH                         328
5(9,673)
     9,677

BEGINNING CASH                                  5     4
9,677
        -

ENDING CASH                                 $       332
     4

     9,677
DISCLOSURE FROM OPERATING ACTIVITIES
 Interest expense                        $   1,071
1,804
       148

NON CASH DISCLOSURE
 1,075 shares issued for incorporation
 expenses
     1,175
 350,000 shares issued for distribution
 rights
      350
 95,000 shares issued for expenses                          95

See notes to financial statements


AMERISTAR NETWORK, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1.   BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.
The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.
NOTE  2.  SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual method of accounting. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

Depreciation; The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates





NOTE  3.  MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued.
The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4.    GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired.

NOTE 5.   PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:



                                         1998           1997
   1996
          Furnitures and equipment      $2,523    $2,523    $-0-
          Less accumulated depreciation     (    895)  (  418)
(0)
          Total                              $1,628    $2,105
$-0-
                                         =====     =====
=====
NOTE  6.   INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                         Year of Loss        Amount
Expiration Date
                             1996            $   798
     2011
                             1997             28,813
     2012
                             1998                  34,453
     2013


NOTE 7.    NOTES PAYABLE

The Company has five short-term notes payable to four individuals and a trust.

                                 1998           1997
1996
Note #1 , is not expected to have a material impact on the Company's financial statements. AMERISTAR NETWORK, INC. (A Development Stage Company) Notes to Financial Statements


NOTE 10.    SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico Corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000 and an addendum dated July 23, 1998, extended the time for payment by one hundred eighty days from the date of the addendum.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11.    PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

Roger G. Castro
Certified Public Accountant
463 West Fifth Street
Oxnard, California 93030
(805) 486-5630

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC. (A Development Stage Company) as of March 31, 1999 and December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for the three months then ended and for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of AMERISTAR NETWORK, INC., (A Development Stage Company) as of December 31, 1997 and 1996 were audited by another auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has an accumulated at December 31, 1998. These factors raise substantial doubt a out the Company's ability to continue as a going concern.
Management's plan in regard to these matters is also discussed in
Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) at December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Roger Castro, CPA
Oxnard, California
June 18, 1999

AMERISTAR NETWORK, INC.
(A Development Stage Company)

Balance Sheets As of March 31, 1999 and December 31, 1998, 1997

                    March 31,      December 31,   December 31,
                      1999              1998           1997
ASSETS
Current Assets:
Cash in banks       	$6,771            $332             $4
Note receivable             -             2,265              -
Total Current Assets    $6,771           2,597              4

Property & Equipment:
Furniture and equipment $2,523            2,523           2,523
Less: accumulated
depreciation        	(1,015)           (895)           (418)
Total Fixed Assets   	1,508           1,628           2,105

Other Assets:
Software distribution
rights              	240,666        144,854             301
Organization costs     	579             636             871

Total Other Assets     241,245          145,490           1,172

TOTAL ASSETS       	$249,524        $149,715         $3,281

LIABILITIES &
STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable        $ 16,685        $  3,680         $  922
Accrued interest
payable                 739            417             	470
Accrued salaries        9,000         15,000             -
Short term notes
payabale            	10,000          10,000          11,550
Contract payable        195,000        140,000             -
Total Current
Liabilities              231,424        169,097          12,942

Stockholders' Equity:
Common stocks $.001
par value
Authorized shares]
- 90,000,000
Issued and outstanding
shares - 2,086,347
2,018,866 shares
and 2,006,500
shares, respectively       2,084           2,019          2,006
Paid in capital          120,098          42,663         17,944
Deficit accumulated
during the development
stage                    (104,082)       (64,064)       (29,611)
Total Stockholder
Equity                	18,100        (19,382)        (9,661)

TOTAL LIABILITIES
AND STOCKHOLDER
EQUITY              $249,524       $149,715       $  3,281


Statement of Loss and Accumulated Deficit for the three months ended March 31, 1999 and for the years ended December 31, 1998, 1997 and 1996


          Cumulative
          During
          Development  March 31, December 31,   December 31,   December 31,
          Stage          1999      1998           1997                1996

Income    $    -         $    -    $    -         $    -         $    -

EXPENSES
Amortization   	10,105    4,245     5,507      280             73
Professional Fees   34,853    20,086    3,880               10,877         -0-
Interest Expense    3,345             322    1,071               1,804               148
Telephone      3,276             498    1,834                 944               -0-
Depreciation   1,231             120     693             418                -
Salaries & Wages    24,000     9,000    15,000         -               -
General and
Administrative
Expenses       16,556    3,915          3,936               8,283               432
Travel         10,728    1,839          2,547               6,197               145
Total Expenses   104,104 40,025    34,468         28,813         798

Net Loss
Before Other
Income         (104,104) (40,025)  (34,468)       (28,813)       (798)

OTHER INCOME
Interest Income          22        7         15
                    22        7         15

NET LOSS       (104,082)      (40,018)       (34,453)  (28,813)       (789)

Net Loss Per Share       $    (0.02)    (0.02)    (0.01)         (0.00)



STATEMENT OF CASH FLOWS FOR PERIOD SEPTEMBER 6, 1996 (INCEPTION) TO
MARCH 31, 1999

Cumulative
          During
          Development         March 31, December 31,   December 31,   December 31,
          Stage          1999      1998           1997                1996

CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS  (104,082)      (40,018)  (34,453)       (28,813)            (798)
ADJUSTMENTS TO RECONCILE NET LOSS
TO NET CASH USED BY OPERATING ACTIVITIES:
DEPRECIATION
& AMORITIZATION     11,336    4,365          6,200                   698               73
SERVICES FOR
STOCK IN LIEU
OF CASH        25,095    25,000                        95
(INCREASE)
DECREASE IN
ACCRUED EXPENSES    9,739          (5,637)   14,906              322            148
                 (41)       (41)                                               -
               (41,268)   (1,061)   (12,854)           (27,030)            (323)

CASH FLOWS FROM INVESTING ACTIVITIES
ACQUISITION OF
PROPERTY AND
EQUIPMENT      (2,523)                              (2,523)
ACQUISION OF
SOFTWARE       (250,000) (100,000) (150,000)
               (152,523) (100,000) (150,000)        (2,523)

CASH FLOWS FROM FINANCING ACTIVITIES
INCREASE (DECREASE)
IN SHORT-TERM
NOTES PAYABLE  10,000    -         (1,550)        6,660          5,000
INCREASE IN
CONTRACT
PAYABLE        250,000   100,000   150,000
               (55,000)  (45,000)   (10,000)
               95,562    52,500    24,732         13,330    5,000
NET CASH
PROVIDED BY
FINANCING
ACTIVITIES          300,562   107,500   163,182        19,880    10,000

INCREASE (DECREASE)
IN CASH          6,771    6,439        328         (9,673)   9,677

BEGINNING CASH      -       332         4            9,677     -

ENDING CASH         6,771          6,771             332               4   9,677



DISCLOSURE FROM OPERATING ACTIVITIES
INTEREST EXPENSE    3,023          1,071          1,804               148

NON-CASH
DISCLOSURE
1,075,000 shares
issued for
incorporation
expenses       1,175                                   1,175
350,000 issued
for distribution
rights           350                                     350
95,000 shares
issued for expenses 95                     95
14,981 shares issued
for services   25,000    25,000

 [END TABLE CODES]*******************************

STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD SEPTEMBER 23, 1996 (INCEPTION) TO MARCH 31,
1999

[BEGIN TABEL CODES}*************************************
                                                       Deficit
               Number                                  Accumulated
               Of             Common         Additional     During the
               Shares         Stock               Paid-In   Development
               Outstanding         at Par Value   Capital   Stage

Balance at
September 23, ]
1996
(inception)         $    -         $    -         $    -    $         -

NET LOSS
FOR PERIOD
ENDED DECEMBER 31,
1996                                                             (798)

STOCKS ISSUED
FOR ORGANIZATIONAL
COSTS AT $.001
PER SHARE      1,175,000      1,175

STOCKS ISSUED
FOR CASH AT $.10
PER SHARE         50,000         50                    4,950

STOCKS ISSUED
FOR MARKETING
RIGHTS AT             350,000        350


BALANCE AT DECEMBER
31, 1996       1,575,000      1,575                    4,950                (798)

NET LOSS FOR
PERIOD ENDED
DECEMBER 31, 1997                                                    (28,813)

SHARES ISSUED
FOR PROFESSIONAL
FEES             95,000          95

SHARES ISSUED
FOR CASH        330,000         330

SHARES ISSUED
FOR CASH        6,500             6                    12,994

BALANCE AT
DECEMBER 31,
1997           2,006,500      2,006                    17,944    (29,611)

NET LOSS FOR
THE PERIOD
ENDED DECEMBER
31, 1998                                                    (34,453)

STOCKS ISSUED
FOR CASH            6,500              7                    13,093

STOCKS ISSUED
FOR DEBT
SATISFACTION   5,816                   6                    11,626

BALANCE AT
DECEMBER 31,
1998           2,018,886        2,019             42,663    (64,064)

NET LOSS FOR
THREE MONTHS
ENDED                                              (40,018)

STOCK ISSUED
FOR CASH       52,500               50            52,450
STOCKS ISSUED
FOR SERVICES   14,981              15             24,985

BALANCE AT
MARCH 31,
1999      2,086,347                2,084               120,000   (104,082)


The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE  2.  SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual method of accounting.
Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The
Company currently has no cash equivalents.

Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

Depreciation; The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE  3.  MARKETING RIGHTS

On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows; All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A. The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4.    GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired.

NOTE 5.   PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The following is a summary of property and equipment at cost, less accumulated depreciation:

                                              1998           1997          1996
          Furniture and equipment       $2,523         $2,523
      $-0-
          Less accumulated depreciation (    895)       (   418)
       ( 0)
                  Total                 $1,628         $2,105
      $-0-
                               =====          =====            ==


NOTE  6.   INCOME TAXES

The Company has adopted the provisions of SFAS No. 109 Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows;

          Year of Loss        Amount         Expiration Date
              1996            $    798            2011
              1997             28,813             2012
              1998                  34,453             2013

NOTE 7.    NOTES PAYABLE

The Company has five short-term notes payable to four individuals and a trust.

                  1998           1997           1996
Note #1 To a related party due on demand bearing interests
$        0          $ 2,800        $        0
At 8% per annum, note dated September 2, 1997

Note #2 To  a trust due on demand bearing interest at 8%
Per annum, note dated May 27, 1997 0             5,000                 0

Note #3 To an individual due on demand bearing interest
At 18% per annum, note dated February 11, 1997
0              2,750                     0

Note #4 To an individual due on demand interest at 10%
Per annum, note dated October 21, 1997
1,000               1,000

Note #5 To an individual due May 11, 1997, interest at
18% per annum  0                     0           5,000

Note #6 To an individual due in ninety days at 18% per 5,000
0                         0
annum, note dated July 1, 1998

Note #7 To an individual due on at 18% per      4,000                   0
                          0
annum, note dated Decmber 11, 1998           _______        ________
     _______

     Total                              $ 10,000       $ 11,550
     $  5,000
                                   ======         =======   ======

NOTE  8.    RELATED PARY TRANSACTIONS

The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see note 3.).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.    NEW TECHNICAL PROUNCEMENTS

In February 1997, SFAS No. 129, Disclosure of Information about Capital
Structure: was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997.
Note #9 ? New Technical Pronouncements Continued

In June 1997, SFAS No. 130, Reporting Comprehensive Income was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130, is not expected to have a material impact on the Company's financial statements.

NOTE 10.    SOFTWARE LICENSING PURCHASE AGREEMENT

On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico Corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000 and an addendum dated July 23, 1998, extended the time for payment by one hundred eighty days from the date of the addendum.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11.    PRIVATE OFFERING OF COMMON STOCK

The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to accredited investors in the State of Colorado, and outside the United States to Non-US
Residents, up to 100,000 Units (?the Units?), at $2.00 per Unit.  Each
Unit consists of one share of Common Stock ($.001 Par Value), and four
Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day?s notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

Item 14.  Exhibits, Financial Statements

(a)  Report of Independent Certified Public Accountant
     Financial Statements
     Balance Sheets
     Statement of Loss And Accumulated Deficit
     Statements of Stockholder's Equity
     Statements of Cash Flows
     Notes to Consolidated Financial Statements

(b)  Reports on Form 8-K: Not Applicable

(c)  Exhibits

     Exhibit No.              Description
     ----------               -----------

     3(a)                Articles of Incorporation

     3(b)                By-laws

     4(a)                Specimen certificate of common stock

     10                  Other Documents

                         (a) Mortgage Internet Technologies, Inc.
                             Wholesale Lender Center License
Agreement


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AmeriStar Network, Inc.

     /s/ O. Russell Crandall, Jr.
By_________________________________________
   O. RUSSELL CRANDALL, JR., President and Director


Date:July 12, 1999


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
/s/ O. Russell Crandall, Jr.
__________________________________________
O. RUSSELL CRANDALL, JR., Vice President/Marketing, Director
Date:July 12. 1999

/S/ David R. Werner
___________________________________________
DAVID R. WERNER, Director
Date: July 12, 1999


Exhibit 3.1

ARTICLES OF INCORPORATION

        STATE OF DELAWARE
        SECRETARY OF STATE
        DIVISION OF CORPORATIONS
        FILED 11:30 AM 09/23/1996
        960275091 - 2668582

CERTIFICATE OF INCORPORATION

OF

AMERISTAR NETWORK, INC.


ARTICLE I

NAME

     The name of the Corporation hereby created shall be AmeriStar Network,
Inc.

                              ARTICLE II

                               DURATION

     The Corporation shall continue in existence perpetually unless sooner dissolved according to law.


                             ARTICLE III

                               PURPOSES

     The purpose for which this Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business;

 To seek available business opportunities which have potential for profit, acquire, merge with or into, or be acquired by one or more other businesses;

To acquire, sell and otherwise, dispose of, deal in stocks, bonds, mortgages, securities, notes and commercial paper for corporations and individuals;

To engage in any and all other lawful purposes, activities and pursuits, whether similar or dissimilar to the foregoing, and the Corporation shall have all powers allowed or permitted by the laws of the State of Delaware.


                              ARTICLE IV

                            CAPITALIZATION

     The Corporation is authorized to issue two classes of shares, designated respectively
                              ARTICLE V

                           CLASSES OF STOCK

     A statement of the designations and the powers, preferences, and rights, and the rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock which the Corporation shall be authorized to issue, is as follows:

     (a) General Rights. All Stock of the Corporation shall have the rights and preferences as the Board of Directors, in its discretion may determine. Fully paid stock of the Corporation shall not be liable to any call and is non-assessable.

     (b) Dividends. The holders of shares of Common and Preferred
Stock shall be entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

     (c)Voting. Except as otherwise expressly provided by law, in all matters as to which the vote or consent of stockholders of the Corporation shall be required or be taken, including, any vote to amend these Articles of Incorporation to increase or decrease the par value, effect a stock split or combination of shares, or alter or change the powers, preferences or special rights of the Common or Preferred Stock, the holders of the Common Stock and the Preferred Stock shall be entitled to vote on all such matter, and the holder of the shares of Common Stock and Preferred Stock shall each have one (1) vote per share.

     (d) Issuance of Rights and Warrants. The Corporation shall have the power to issue, with or without any connection to the issue, and sale of its Common Stock, Preferred Stock, or other securities, rights, warrants, or options entitling the holders thereof to purchase from the Corporation shares of its Common Stock, Preferred Stock, or other securities, upon which terms and conditions and at such times and for such consideration or price as the Board of Directors, in its discretion may determine. In the absence of fraud, the judgement of the directors as to the consideration for the issuance of such rights, warrants, or options and the sufficiency thereof shall be conclusive.


                              ARTICLE VI

                               BY-LAWS

     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

                             ARTICLE VII

                         MEETINGS AND RECORDS

     Meetings of the stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.
Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.



                             ARTICLE VIII

                        NO PRE-EMPTIVE RIGHTS

     Shareholders of the Corporation shall not have pre-emptive rights to subscribe for or acquire additional shares of the Corporation, whether such shares be hereby or hereafter authorized.


                              ARTICLE IX

                     INDEMNIFICATION OF OFFICERS
                            AND DIRECTORS

     The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the Board of Directors of the Corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be creditor, ant eh respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party to, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Corporation, or such other corporation, except in relation to matters as to which any such director or officer of the Corporation, or such other corporation, or former director of officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnities may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.





                              ARTICLE X

                   OFFICERS AND DIRECTORS CONTRACTS

     No contract or other transaction between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of this Corporation or any other corporation. Any officer or director individually or with others, may be a party to, or may have and interest in, any transaction of this Corporation, or any transaction in which this Corporation is a party or has an interest. Each person who is or may become an officer or director of this Corporation is hereby relieved from liability he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any firm or other corporation in which he may have an interest, provided such officer or director acts in good faith.


                              ARTICLE XI

                     REGISTERED OFFICE AND AGENT

     The address of its registered office in the State of Delaware is 1220 North Market Street, Suite 606 City of Wilmington, County of New
Castle. The name of its registered agent at such address is Registered Agents, Ltd.

                             ARTICLE XII

                              AMENDMENT

     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.




                             ARTICLE XIII

                              DIRECTORS

     The Corporation shall have not less than One (1) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

     Name                     Address

O. Russell Crandall, Jr.                2100 Bengal Blvd. #105
                                   Salt Lake City, Utah 84121

Shirman Milliner                        1604 W. Village Rd. X-3
                                   St. George, Utah 84770

Bryan Richmond                     4141 Highland Drive 307
                                   Salt Lake City, Utah 84124



                             ARTICLE XIII

                             INCORPORATOR

     The name and address of the incorporator for this Corporation is as follows:

     Name                     Address

     O. Russell Crandall, Jr.           2100 Bengal Blvd. #105
                                   Salt Lake City, Utah 84121




     I, THE UNDERSIGNED, being the incorporator hereinbefore
named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein
stated are true, and accordingly have hereunto set my hand this       day of


   , 1996.



DATED this       day of                         , 1996.




                              O. Russell Crandall, Jr.

Exhibit 3.3

BY-LAWS OF AMERISTAR NETWORK, INC.


                         ARTICLE I - OFFICES

     Section 1. The registered office of the corporation in the State of Delaware shall be at Registered Agents, Ltd. 1220 North Market Street Suite 606, Wilmington, Delaware, 19801.

     Section 2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                          ARTICLE II - SEAL

     Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

                 ARTICLE III - STOCKHOLDERS' MEETINGS

     Section 1. Meetings of the stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without the state, as may be selected from time to tome by the
Board of Directors.
     Section 2. ANNUAL MEETINGS: The annual meeting of the
stockholders shall be held on the 1st day of May in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 2:00
o'clock P. M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.
     Section 3. ELECTIONS OF DIRECTORS: Elections of the
directors of the corporation be by written ballot.
     Section 4.  SPECIAL MEETINGS:   Special meetings of the
stock-holders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting,, it shall be the duty of the Secretary to fix the date
of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or
refuse to fix the date of the meeting and give notice thereof,   the person or
persons calling the meeting may do so.
     Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.
     Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least Ten days before such meeting, unless a greater period of notice is required by statute in a particular case.
     Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
     Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
     A duly executed proxy shall be irrevocable if it states that it is irrevocable and if , and only as long as, it is coupled with and interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.
     Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
     Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.
     Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting or stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all share entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
     Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to examination of any stockholder, for any purpose germane to the meeting, during rdinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.


                        ARTICLE IV - DIRECTORS

     Section 1.  The business and affairs of this corporation
shall be  managed by its Board of Directors,   Three in number.  The
directors need not be residents of this state or stockholders in the corporation.
They shall be elected by the stockholders at the annual meeting of stockholders
of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.
     Section 2.  REGULAR MEETINGS:   Regular meetings of the Board shall be
held without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board. Section 3. SPECIAL
MEETINGS:   Special Meetings of the Board may be called by the President on
 Ten days notice to each director, either personally or by mail or by telegram;
special meetings shall be called by the President or Secretary in like manner
and
on like notice on the written request of a majority of the directors in office.
     Section 4.  QUORUM:   A majority of the total number of
directors shall constitute a quorum for the transaction of business.
     Section 5.  CONSENT IN LIEU OF MEETING: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the
Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board
or committee.   The Board of Directors may hold its meetings, and have an
office
or offices, outside of this state.
     Section 6.  CONFERENCE TELEPHONE:   One or more directors
may participate in a meeting of the Board, of a committee of the
Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.
     Section 7.   COMPENSATION:    Directors as such, shall not
receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.
     Section 8.   REMOVAL:    Any director or the entire Board of
Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

                         ARTICLE V - OFFICERS

     Section 1.   The executive officers of the corporation shall
be chosen by the directors and shall be a President, Secretary and
Treasurer.  The Board of Directors may also choose a Chairman, one or more
Vice
Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person,
     Section 2.   SALARIES:   Salaries of all officers and agents of the
corporation shall be fixed by the Board of Directors.
     Section 3.   TERM OF OFFICE:   The officers of the
corporation shall hold office for one year and until their successors are chosen
and have qualified.  Any officer or agent elected or appointed by the
Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.
     Section 4.   PRESIDENT:   The President shall be the chief
executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute
exclusively conferred on the President, to any other officer or officers of
the corporation.   He shall execute bonds, mortgages and other
contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.
     Section 5.   SECRETARY:   The Secretary shall attend all
sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President , and under
whose supervision he shall be.   He shall keep in safe custody the
corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.
     Section 6.   TREASURER:    The Treasurer shall have custody
of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.


                       ARTICLE VI  - VACANCIES


     Section 1.  Any vacancy occurring in any office of the
corporation by death, resignation, removal or otherwise, shall be filled by the
Board of Directors.  Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office,
then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.
     Section 2.  RESIGNATION EFFECTIVE AT FUTURE DATE:   When one
or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                   ARTICLE VII - CORPORATE RECORDS

Section 1.  Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of it's stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's
interest as a stockholder.   In every instance where an attorney or other
agent
shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

          ARTICLE VII  - STOCK CERTIFICATES, DIVIDENDS, ETC.

     Section 1.   The stock certificates of the corporation shall
be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.
     Section 2.   TRANSFERS: Transfers of shares shall be made on he books
of the corporation upon surrender of the certificates therefor, ndorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent in law. Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
     Section 4.  RECORD DATE:    In order that the corporation
may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.
     If no record date is fixed:
          (a) The record date for determining stockholders
entitled to notice of or to vote at a meeting of stockholder shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
          (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.
          (c) The record date for determining stockholders for
any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
          (d) A determination of stockholders of record entitled
to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.
     Section 5.  DIVIDENDS: The Board of Directors may declare
and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.
     Section 6.  RESERVES:   Before payment of any dividend there
may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conductive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                ARTICLE IX - MISCELLANEOUS PROVISIONS

     Section 1.  CHECKS:   All checks or demands for money and
notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.
     Section 2.  FISCAL YEAR: The fiscal year shall begin on the first day of January.
     Section 3.  NOTICE:    Whenever written notice is required
to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person.  Such notice shall specify the
place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.
     Section 4.  WAIVER OF NOTICE:   Whenever any written notice
is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.
     Section 5.   DISALLOWED COMPENSATION:   Any payment made to
an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.
     Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation shall not be required to make it effective.
                     ARTICLE X  - ANNUAL STATEMENT

     Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

           ARTICLE XI  -  - INDEMNIFICATION AND INSURANCE:

     Section 1.  (a) RIGHT TO INDEMNIFICATION.  Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation of is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee or agent or in any other
capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended
(but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonable incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his
or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof)
initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expense incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if
the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not
entitled to be indemnified under this Section or otherwise.   The Corporation
may, by action  of it Board of Directors, provide indemnification to employee
and
agents of the Corporation with the same scope and effect as the foregoing indemnifica tion of directors and officers.
    (b)   RIGHT OF CLAIMANT TO BRING SUIT:
     If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may be at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and , if successful in whole or in part, the claimant shall be entitled to be paid
also the expense of prosecuting such claim.   It shall be a defense to any
such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the
Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.
     (c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matter referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (d)    INSURANCE:

     The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporat ion or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                      ARTICLE XII  - AMENDMENTS
     Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

Exhibit 4.1

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

EXHIBIT
AMERISTAR NETWORK, INC.

[________]NUMBER
SHARES[________]
                      AUTHORIZED COMMON STOCK; 90,000,000 SHARES
                                   PAR VALUE $.001
                    NOT VALID UNLESS COUNTERSIGNED BY TRANSFER
AGENT
                   INCORPORATED UNDER THE LAWS OF THE STATE OF
DELAWARE

  COMMON STOCK                                     CUSIP
03071S106

THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF AMERISTAR NETWORK,
INC.
COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN
PERSON
OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE
PROPERLY
ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER
AGENT AND
REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

[SEAL OF AMERISTAR NETWORK, INC.]

/s / BRYAN RICHARD                      /s/ O. RUSSELL CRANDALL,
JR.
- -----------------------
---------------------
     Secretary
PRESIDENT



        By: ^^Illegible Signature^^
                                        OTC Stock Transfer Inc.
                                        Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank) , or a trust company.

The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____
TEN ENT  - as tenants by the entireties
(Cust)
(Minor)
JT TEN   - as joint tenants with right            under Uniform
Gifts to
Minors
           of survivorship and not as             Act
________________________
               tenants in common
 (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
- --------------------------------------

- --------------------------------------

_________________________________________________________________
_________
(Please print or typewrite name and address including zip code of assignee)

_________________________________________________________________
_________

_________________________________________________________________
_________

_________________________________________________________________
_________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_________________________________________________________________
_________
Attorney to transfer the said stock on the books of the within-named
Corporation with full power of substitution in the premises.

Dated,   ---------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

Exhibit 4.2

                     SPECIMEN FORM OF WARRANT CERTIFICATE
Warrant Number
Number of Warrants
                       COMMON STOCK PURCHASE WARRANT
                             AMERISTAR NETWORK, INC.
                            (A Delaware Corporation)
                                                        Cusip No.
030 71 S 114
This certifies that FOR VALUE RECEIVED,

Or registered assigns (the "Holder") is the owner of

Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the Holder o purchase at any time prior to the expiration date (as hereinafter defined), subject to the terms and conditions set forth in this certificate and the Information Statement (dated March 14th, 1997), one fully paid and nonassessable share of common stock, $.001 par value, of AmeriStar Network,
Inc., a Delaware Corporation (the "Company") at $2.00 through July 21st, 1998. Warrants notexercised by the Expiration Date will expire. Certificates are issuable on thepresentation and surrender of the Warrant Certificate with the Subscription form n the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, OTC Stock Transfer, Inc., as warrant agent, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.
               This Warrant Certificate and each Warrant represented hereby re issued to and are subject in all respects to the terms and conditions set forth in the Information Statement (the "Warrant Agreement") dated March 14th, 1997, between the Company and the Warrant Agent. A copy of the
Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the company to each holder on request at no charge.
               The company has the right to call in the Warrants on 15 days notice, if not exercised by the holder prior to the expiration of the 15 day notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid on trade price for at least 10 consecutive trading days.
               The term "Expiration Date" shall mean 4:00 p.m.
(Mountain Standard Time) on July 21st, 1998).
               This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended, and under aplicable state securities laws with respect to such securities is effective or there is an availab le exemption from such federal and state registration requirements. This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful.
               This Warrant shall not be valid unless
countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.
               This warrant shall not be valid unless countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.

Dated:

Secretary                                              President

                         Corporate Seal

Exhibit 10

<SEQUENCE>?
[DESCRIPTION] INTELLECTUAL PROPERTIES PARTIAL ASSIGNMENT

Mortgage Internet Technologies, Inc.
Intellectual Properties Partial Assignment

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, a percentage ownership in the following "intellectual properties" (ILP) of MIT: (1) a 10% equity interest in the Virtual Lendertrademark system. (2) a 20% equity interest in MortgageLocator.com. (3) a 20% interest in LoanPool.com. See below for a detailed explanation of the above concerns.
This agreement is subject to the terms and conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "ILP". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

  1. PAYMENT TERMS. The purchase price for the ILP is a single
payment of One Hundred   thousand dollars
  ($100,000.00) and 20% interest in the AmeriStar Network "WLC"
system. This 20% equity   interest in the "WLC"
  is outlined in Addendum "A" to this agreement and due upon signing of this agreement.

  2. DESCRIPTION OF THE INTELLECTUAL PROPERTIES.

  A.   VIRTUAL LENDERTRADEMARK (http://www.Vlender.com)
  REVENUE RIGHTS: 10% of all setup fees & monthly fees earned on
the sale and servicing   of the Virtual Lendertrademark
  Kit. Also a 10% equity interest in any profits related to
future sale of and or   licensing of the Virtual Lendertrademark
  system.
  B.   MORTGAGELOCATOR.COM (http://www.mortgagelocator.com)
  REVENUE RIGHTS: 20% of all retail loan transaction fees and
banner advertising fees   associated with
  mortgagelocator.com. Also a 20% equity interest in any profits related to
future   sale of and or licensing of the  mortgage locator system.

  C.   LOAN POOL referral network (http://www.loanpool.com)
  REVENUE RIGHTS: 20% of all fees related to the loan pool. Also
a 20% equity interest   in any profits related to future
  sale of and or licensing of the loan pool system.

  3. DESCRIPTION OF PURCHASERS RIGHTS & LIMITATIONS: MIT will
continue to control,   develop, design and regulate all
  aspects of the ILP and AmeriStar will be subject to limitations
imposed upon by   MIT. AmeriStar will have the
  right to participate in additional product research &
development and to participate   in marketing efforts of the ILP.
  AmeriStar cannot transfer rights to the ILP without written
consent by both MIT   and AmeriStar.

4. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the ILP limited rights.

5. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the ILP, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof.

6. INDEMNITY. MIT and AmeriStar acknowledge and agree that portions of the ILP are currently not developed;
AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to the use of the ILP.


of both MIT & AmeriStar Network. Any attempted transfer or assignment of this Agreement, and/or any rights of Customer hereunder without such express prior written approval by both parties shall be wholly void and without force or effect.

9. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written.
This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

10. EXECUTION. This agreement constitute the Partial Assignment
Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

11. AGREEMENT SUMMARY. The following scenario constitutes the end result of this agreement as it relates to intellectual property ownership percentages.


PRODUCT TYPE                  MIT %              AMERISTAR %

WLC (Wholesale LendingNetwork)         20%           80%


Virtual Lendertrademark         90%                  10%

Mortgagelocator.com            80%                   20%

LoanPool.com                   80%                   20%


Dated this 15th day of March, 1999.


Mortgage Internet Technologies, Inc.                   AmeriStar
Network, Inc.
Date: _________________________                   Date:
____________________________

______________________________
_________________________________
David R. Werner / President                       O. Russell
Crandall Jr., / President





















                           EXHIBIT A (WLC)


PAYMENT TERMS FOR THE Intellectual Properties Partial Assignment
DATED MARCH 22, 1999 BY AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND AMERISTAR
NETWORK, INC. (AMERISTAR)
AmeriStar hereby assigns 20% interest in the Wholesale Lending
Center (WLC) to MIT as outlined below:

  D.   WLC
REVENUE RIGHTS: 20% of all loan transaction fees and other fees associated with the WLC. Also, a 20% equity interest in any profits related to future sale of and or licensing of the WLC system.


This addendum will become effective immediately upon execution of this Agreement.

Dated this 15th day of March 1999.


Mortgage Internet Technologies, Inc.                   AmeriStar
Network, Inc.
Date: _________________________                   Date:
_______________________

____________________________
____________________________
David R. Werner / President                       O. Russell
Crandall Jr., / President


<SEQUENCE>?
[DESCRIPTION] LICENSE AGREEMENT

Mortgage Internet Technologies, Inc.
Wholesale Lending Center (WLC)
License Agreement

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, this exclusive license to the following intellectual properties of MIT: (1) a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug-in located within (i) the Virtual Lendertrademark Business
Development Center. This licensing agreement is subject to the terms and conditions below.

AmeriStar will maintain participate in continued development of the "WLC" system in accordance with the provisions of Paragraph 9 ("Maintenance Agreement") hereof, under the Terms and Conditions set out below. AmeriStar agrees to pay a fee to MIT for their respective interest in the WLC under the Terms and Conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "WLC". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

1. PAYMENT TERMS. The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars
($150,000.00). Terms of the payment of the license fee are outlined and attached as exhibit "B" to this agreement.

2. SITE PREPARATION. The hardware, network, operating WLC requirements and related costs are the sole obligation of AmeriStar. MIT shall provide AmeriStar with specifications for all computer equipment required by MIT for using and developing the WLC. MIT will retain an exclusive contract with AmeriStar Network, Inc., to develop and service the technology in accordance with the provisions of Paragraph 9 ("Maintenance Agreement").

3. WLC LICENSE. MIT has developed and will continue to develop and possess all rights to the Virtual Lendertrademark
System. MIT grants to AmeriStar an exclusive license to the WLC (See Addendum A for a complete description). The term is perpetual. AmeriStar acknowledges that the BDC and related materials are the property of MIT and are copyrighted works, that they include trade secrets of MIT, and that copyright or proprietary notices shall be retained in their exact form in the BDC. AmeriStar agrees to take reasonable steps to ensure that all persons (Users) having access through it to the WLC will observe AmeriStar's obligations relating to the BDC.

4. DESCRIPTION OF THE WLC. The WLC is an area that is built into the Virtual Lender trademark Business Development Center.
By entering the business development center, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions.

Upon selecting a button, the loan originator will see the WLC options on the screen. The Loan originator currently has the following options:


5. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the WLC license and Documentation. In the event AmeriStar sells or licenses the WLC, MIT will receive a one time license and Royalty fee of 5% of the total purchase price paid for the license fee.

6. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the WLC, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof. AmeriStar shall be solely responsible for the selection, use, efficiency and suitability of the WLC and its usage, and MIT shall have no liability in respect thereof.

7. INDEMNITY. MIT and AmeriStar acknowledge and agree that the WLC is currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC.
MIT shall indemnify and hold harmless AmeriStar and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons for any matter relating to the use, possession, or licensing of the WLC arising out of or relating to MIT's infringement or unauthorized distribution, licensing or development of the WLC.

8. CUSTOMER'S REMEDIES. Except as provided in Paragraph 6,
AmeriStar's remedy in respect to this Agreement, regardless of the form of action, whether in contract or tort, is limited to replacement or repair of the WLC, at the discretion of MIT. Except as provided in Paragraph 6, in no event shall MIT's liability hereunder exceed the price of the WLC to AmeriStar and or any license fees paid.

9. MAINTENANCE AGREEMENT. The Maintenance Agreement between MIT and AmeriStar embodies the following terms and conditions:


MIT will have available   Technical Resource
  Staff responsible for hardware installation and maintenance,
operating WLC and network   installation, workstation
  configuration, and modem support according to the terms of the Maintenance agreement.

12. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

13. EXECUTION. This agreement along with addendum "A" and exhibit
"B" constitute the Licensing Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.


Mortgage Internet Technologies, Inc.                   AmeriStar
Network, Inc.
Date: _________________________                   Date:
____________________________

______________________________
_________________________________
David R. Werner / President                       O. Russell
Crandall Jr., /
President


                           EXHIBIT A (WLC)


PAYMENT TERMS FOR THE LICENSE AGREEMENT DATED MARCH 11, 1999 BY
AND BETWEEN MORTGAGE INTERNET
TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR)

The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Payable under the following terms below.

AmeriStar has already paid MIT $31,000.00 towards the purchase of this license agreement. MIT agrees to carry the balance due to MIT of $119,000 under the following payment terms.

  5) Any prior payments made to MIT will be credited to the total
pro-rata percentage   of ownership and rights of this
  license agreement. As such, at the time of execution of this
agreement, AmeriStar   has paid $31,000.00 to MIT
  towards the purchase of this license as a result of this
payment, AmeriStar currently   owns 20.66 percent of the
  100% interest in this WLC license agreement and are entitled to
that pro-rata percentage   of profits and all rights
  associated with this license agreement.

  6) The balance of the payment due to MIT is $119,000.00. The
terms of this balance   will be paid as follows and all
  payments will be credited pro-rata to the license. All prior
and future payments   will be credited to this agreement
  and are hereby equity interest in this agreement.

       a)     AmeriStar agrees to pay MIT no less than 50% of all
moneys raised through        their existing fund raising
       efforts until the remaining balance due on this agreement is paid in full.

       b)     AmeriStar will make available to MIT any financials
regarding such fund raising        efforts from time to
       time to assure MIT of their intent to fulfill their financial obligation to MIT.
       c)     If the total balance is not paid in full, whatever
percentage has been paid        will be credited pro-rata to the
       balance due to MIT and deemed AmeriStar's share of this
license agreement and will        be subject to
       limitations of rights as such shared interest with MIT.

This addendum will become effective immediately upon execution of the License Agreement.

Dated this 11th day of March 1999.


Mortgage Internet Technologies, Inc.                   AmeriStar
Network, Inc.
Date: _________________________                   Date:
_______________________

____________________________
____________________________
David R. Werner / President                       O. Russell
Crandall Jr., /
President

<SEQUENCE>?
[DESCRIPTION] Maintenance Agreement to the AmeriStar License
Agreement

MAINTENANCE AGREEMENT TO THE AMERISTAR LICENSE AGREEMENT
FOR DEVELOPMENT AND ONGOING MAINTENANCE OF THE WLC, VIRTUAL
LENDER, MORTGAGE
LOCATOR, LOAN
POOL.

This maintenance agreement is between AmeriStar Network, Inc.
(AmeriStar) and
Mortgage Internet Technologies,
Inc. (MIT) It's purpose is to outline the services MIT will provide to
AmeriStar for the purpose of developing the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL software that AmeriStar has purchased exclusive percentage rights to in two prior agreements dated March 11, 1999 and April
5th, 1999. MIT will have an exclusive
right to provide these services to AmeriStar for the duration of this agreement.

The annual fee for this Maintenance Agreement is $1,500,000.00 (One Million five hundred thousand dollars) This maintenance agreement includes all phases of development costs related to the scope of the WLC, VIRTUAL
LENDER, MORTGAGE LOCATOR, LOAN POOL and includes ongoing servicing costs in addition to technical support, hardware support, development support and marketing support. These fees may be adjusted through mutual agreement by both parties.

The annual fee for these services have been determined according to the extent of development and servicing required by AmeriStar and MIT to operate the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR,
LOAN POOL. MIT will
require 1/4 of the maintenance agreement fees upon execution of this agreement and the remaining balance will be paid monthly to MIT prorated over a 12-month period. All invoices shall be due and payable in full thirty (30) days from the date such invoice is received by AmeriStar.

The Maintenance Agreement is effective for the term of this license agreement,
MIT will appoint a WLC, VIRTUAL
LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator responsible for WLC, VIRTUAL LENDER,
MORTGAGE LOCATOR, LOAN POOL configuration. Russ Crandall will act as Liaison to MIT; The WLC,
VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator and/or Liaison will be available to
AmeriStar and/or AmeriStar's support organization to assist in diagnosing operator errors and perform general WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL maintenance. MIT will have available Technical
Resource Staff responsible for hardware installation and maintenance, operating WLC, VIRTUAL LENDER,
MORTGAGE LOCATOR, LOAN POOL and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

MIT will make a good faith effort to respond within twenty-four
(24) hours to
the WLC, VIRTUAL LENDER,
MORTGAGE LOCATOR, LOAN POOL support needs of AmeriStar via phone, Internet, email or modem.

MIT will attempt in good faith to correct all WLC, VIRTUAL
LENDER, MORTGAGE
LOCATOR, LOAN POOL
errors, provided that AmeriStar and MIT can reproduce the error.
Errors shall
mean any substantial deviation in how
the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL functions when compared to the
Documentation.

This Maintenance agreement is a constituent part of this WLC, VIRTUAL LENDER,
MORTGAGE LOCATOR,
LOAN POOL License, and is otherwise subject to the terms and conditions hereof.

This agreement will adjust annually as the development and the WLC, VIRTUAL
LENDER, MORTGAGE
LOCATOR, LOAN POOL system matures. 60 days prior to the annual renewal date,
AmeriStar and MIT will
meet to determine the annual project needs at which time, a new annual budget will be established and agreed upon by both parties, at which time, this agreement may renew for an additional 12 months for a total of no less than 24 month (2 years).

AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC, VIRTUAL
LENDER, MORTGAGE LOCATOR, LOAN POOL, VIRTUAL LENDER, MORTGAGE
LOCATOR, LOAN
POOL.

The parties herin acknowledge their full and complete understanding and agreement of the terms and conditions contained herein and represent that they have the authority to execute this agreement making the terms and conditions binding as set forth.

Dated this ________ day of ______ 1999.

Mortgage Internet Technologies, Inc.              AmeriStar
Network, Inc.

By: ___________________________              By:
_____________________________

Title: _________________________             Title:
____________________________